American Lithium Corp.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended November 30, 2023 and 2022

(Expressed in Canadian Dollars - Unaudited)

American Lithium Corp.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

American Lithium Corp. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian Dollars – Unaudited)

		November 30,	February 28,
	Notes	2023	2023
		$	$
Assets
Current assets
Cash and cash equivalents	4	13,064,699	11,985,766
Guaranteed investment certificates	5	4,021,803	28,636,414
Short-term investment	6	4,171,420	-
Amounts receivable		485,414	400,804
Prepaid expenses and deposits		1,817,023	2,109,932
		23,560,359	43,132,916

Non-current assets
Deposits		-	34,023
Investment in Surge Battery Metals Inc.	7	2,178,133	-
Reclamation deposits	8	593,533	594,713
Property and equipment	9	243,295	51,885
Right-of-use assets	10	143,770	208,828
Exploration and evaluation assets	11	150,459,421	150,257,776
		153,618,152	151,147,225
Total assets		177,178,511	194,280,141

Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	1,992,266	1,663,785
Deferred revenue	7	120,000	-
Current portion of lease liabilities	10	82,961	74,981
		2,195,227	1,738,766

Non-current liabilities
Deferred gain on short-term investment	7	2,105,714	-
Lease liabilities	10	88,100	151,308
		2,193,814	151,308

Total liabilities		4,389,041	1,890,074

Equity
Share capital	12	263,354,092	261,911,478
Equity reserves	12	61,043,616	49,215,413
Deficit		(152,158,227)	(119,267,247)
Accumulated other comprehensive income		549,989	530,423
		172,789,470	192,390,067
Total liabilities and equity		177,178,511	194,280,141

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on January 11, 2024:

/s/ Claudia Tornquist	/s/ G.A. (Ben) Binninger
Claudia Tornquist, Director	G.A. (Ben) Binninger, Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

American Lithium Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars - Unaudited)

		Three months ended		Nine months ended
	Notes	November 30, 2023	November 30, 2022	November 30, 2023	November 30, 2022
		$	$	$	$
Operating Expenses
Conferences and tradeshows		128,925	109,818	288,778	226,676
Consulting and employment costs		175,833	366,692	586,240	849,050
Depreciation	9,10	32,719	22,984	91,914	67,974
Exploration and evaluation expenditures	13	2,986,485	2,370,755	13,115,716	11,401,964
Foreign exchange (gain) loss		(44,428)	82,409	183,569	479,468
General and administrative		96,703	87,978	281,906	196,401
Insurance		398,967	86,335	1,171,525	133,167
Interest - lease obligations	10	5,523	7,627	18,114	83,482
Management and directors fees	13	516,750	393,713	1,550,250	1,222,667
Marketing		362,593	159,993	1,827,167	559,030
Professional fees		342,109	397,850	982,823	1,733,163
Regulatory and transfer agent fees		53,476	381,713	186,864	1,293,375
Share-based compensation	12,13	3,640,813	2,071,572	12,423,108	8,325,313
Travel		53,501	43,427	152,189	274,808
		(8,749,969)	(6,582,866)	(32,860,163)	(26,846,538)

Other items
Advisory fee income	7	60,000	-	120,000	-
Deferred gain on short-term investment	6,7	210,572	-	421,143	-
Loss on short-term investment	6,7	(2,126,580)	-	(652,580)	-
Interest and miscellaneous income		231,200	1,074,407	965,344	1,371,236
Share of loss from equity investment in Surge Battery Metals Inc.	7	(457,667)	-	(518,545)	-
Dilution loss on investment in Surge Battery Metals Inc.	7	(351,908)	-	(366,179)	-

Net loss for the period		(11,184,352)	(5,508,459)	(32,890,980)	(25,475,302)

Other comprehensive loss
Foreign currency translation adjustment		14,380	71,486	19,566	335,585

Comprehensive loss for the period		(11,169,972)	(5,436,973)	(32,871,414)	(25,139,717)

Basic and diluted loss per share		(0.05)	(0.03)	(0.15)	(0.12)

Weighted average number of common shares outstanding - basic and diluted		214,545,016	208,247,510	214,655,814	206,747,518

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

American Lithium Corp. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars – Unaudited)

		Three months ended		Nine months ended
	Notes	November 30, 2023	November 30, 2022	November 30, 2023	November 30, 2022
		$	$	$	$
OPERATING ACTIVITIES
Net loss for the period		(11,184,352)	(5,508,459)	(32,890,980)	(25,475,302)
Items not affecting cash and cash equivalents:
Depreciation	9,10	32,719	22,984	91,914	67,974
Interest - lease obligations	10	5,523	7,627	18,114	83,482
Share-based compensation	12,13	3,640,813	2,071,572	12,423,108	8,325,313
Deferred gain on short-term investment	6,7	(210,572)	-	(421,143)	-
Loss on short-term investments	6,7	2,126,580	-	652,580	-
Share of loss from equity investment in Surge Battery Metals Inc.	7	457,667	-	518,545	-
Dilution loss on investment in Surge Battery Metals Inc.	7	351,908	-	366,179	-
Changes in non-cash working capital items:
Amounts receivable		(29,663)	(92,887)	(84,610)	(59,763)
Accrued interest receivable		14,016	(39,732)	195,706	(345,011)
Prepaid expenses and deposits		527,301	(36,002)	326,932	127,930
Accounts payable and accrued liabilities		(432,602)	(1,977,232)	328,481	573,029
Deferred revenue		(60,000)	-	120,000	-
Cash used in operating activities		(4,760,662)	(5,552,129)	(18,355,174)	(16,702,348)

INVESTING ACTIVITIES
Exploration and evaluation assets expenditures	11	-	-	(201,645)	(4,600,811)
Redemption of guaranteed investment certificates		2,030,904	16,218,673	35,594,712	16,218,673
Purchase of guaranteed investment certificates		(4,000,000)	-	(11,257,649)	-
Investment in Surge Battery Metals Inc.		-	-	(5,360,000)	-
Purchase of equipment	9	-	-	(228,617)	(9,777)
Refund of reclamation bonds		-	-	-	64,775
Cash (used in) provided by investing activities		(1,969,096)	16,218,673	18,546,801	11,672,860

FINANCING ACTIVITIES
Stock options exercised		-	348,614	801,908	2,547,229
Warrants exercised		-	-	45,801	382,805
Repayment of long-term debt		-	-	-	(1,051,075)
Repayment of lease liabilities	10	(24,574)	(4,734)	(69,145)	(13,080)
Cash (used in) provided by financing activities		(24,574)	343,880	778,564	1,865,879

Effect of foreign exchange on cash and cash equivalents		18,816	46,454	108,742	370,663

Change in cash and cash equivalents during the period		(6,735,516)	11,056,878	1,078,933	(2,792,946)
Cash and cash equivalents, beginning of period		19,800,215	5,848,938	11,985,766	19,698,762

Cash and cash equivalents, end of period		13,064,699	16,905,816	13,064,699	16,905,816

Supplementary cash flow disclosures (Note 17)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

American Lithium Corp. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Expressed in Canadian Dollars – Unaudited)

						Accumulated
						Other
		Number of				Comprehensive
		Shares	Share Capital	Equity Reserves	Deficit	Income	Total
	Notes	#	$	$	$	$	$
Balance as at February 28, 2022 (1)		204,280,109	230,593,327	43,959,936	(83,600,705)	(151,115)	190,801,443

Shares issued for exploration and evaluation assets	11	2,250,000	4,635,000	-	-	-	4,635,000
Share-based compensation	12	-	-	8,325,313	-	-	8,325,313
Stock options exercised	12	1,792,267	4,191,940	(1,644,711)	-	-	2,547,229
Warrants exercised	12	205,935	613,587	(230,782)	-	-	382,805
Loss for the period		-	-	-	(25,475,302)	-	(25,475,302)
Foreign currency translation adjustment		-	-	-	-	335,585	335,585
Balance as at November 30, 2022		208,528,311	240,033,854	50,409,756	(109,076,007)	184,470	181,552,073

Shares issued for exploration		1,150,000	5,449,000	-	-	-	5,449,000
and evaluation assets	11

Share-based compensation	12	-	-	4,237,870	-	-	4,237,870
Stock options exercised	12	1,650,322	3,524,210	(1,488,047)	-	-	2,036,163
Warrants exercised	12	2,760,347	12,904,414	(3,944,166)	-	-	8,960,248
Loss for the period		-	-	-	(10,191,240)	-	(10,191,240)
Foreign currency translation adjustment		-	-	-	-	345,953	345,953
Balance as at February 28, 2023		214,088,980	261,911,478	49,215,413	(119,267,247)	530,423	192,390,067

Share-based compensation	12	-	-	12,423,108	-	-	12,423,108
Stock options exercised	12	540,600	1,363,257	(561,349)	-	-	801,908
Warrants exercised	12	26,234	79,357	(33,556)	-	-	45,801
Loss for the period		-	-	-	(32,890,980)	-	(32,890,980)
Foreign currency translation adjustment		-	-	-	-	19,566	19,566
Balance as at November 30, 2023		214,655,814	263,354,092	61,043,616	(152,158,227)	549,989	172,789,470

(1) The opening balances of "Equity Reserves" and "Deficit" were changed to reflect the accounting policy change indicated in Note 3.

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

American Lithium Corp. (the "Company") was incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition, and exploration of mineral interests in the United States of America and Peru. The Company's head office is located at 710 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada. The Company's common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the "Exchange") under the symbol "LI", the Frankfurt Stock Exchange under the symbol "5LA", and on the NASDAQ exchange under the symbol "AMLI".

The Company is in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at November 30, 2023, the Company had a working capital position of $21,365,132 (February 28, 2023 - $41,394,150), and for the nine months ended November 30, 2023, incurred a net loss of $32,890,980 (November 30, 2022 - $25,475,302). In addition, as at November 30, 2023, the Company had an accumulated deficit of $152,158,227 (February 28, 2023 - $119,267,247), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing. Though the Company has raised financing in the past, there is no guarantee that it will be able to in the future. As at November 30, 2023, management believes that the Company has sufficient working capital to meet the Company's obligations over the ensuing twelve-month period from the date of the statement of financial position.

2. BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34, "Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Certain accounts have been reclassified to be consistent with the current period classification.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on January 11, 2024.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

2. BASIS OF PRESENTATION (continued)

Basis of preparation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value. In addition, the condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow disclosure.

The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted. The Canadian dollar is also the functional currency of the Company and its subsidiaries, except for Macusani Yellowcake and Macusani Uranium where the functional currency is the United States dollar.

Principles of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings, Inc.	Nevada, USA
Tonopah Lithium Corp.	Nevada, USA
Maran Ventures Ltd. ("Maran")	Nevada, USA
Plateau Energy Metals Inc. ("Plateau")	Ontario, Canada
Macusani Yellowcake S.A.C. ("Macusani Yellowcake")	Peru
Macusani Uranium S.A.C. ("Macusani Uranium")	Peru

All intercompany transactions, balances, revenue and expenses are eliminated on consolidation. During the year ended February 28, 2023, the Company amalgamated 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1134989 Nevada Ltd., 1301420 Nevada Ltd., and 4286128 Nevada Corp. as one company under Tonopah Lithium Corp. In addition, the Company amalgamated Big Smoky Holdings Corp. as one company under American Lithium Holdings Corp.

3. MATERIAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

These condensed interim consolidated financial statements do not include all the information required of the audited annual consolidated financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in the financial position and performance of the Company since the end of the last annual reporting period. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's most recent audited consolidated annual financial statements for the year ended February 28, 2023, except for the adoption of Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) and the change in accounting policy for expired share-based payment arrangements mentioned below. Therefore, it is recommended that these condensed interim consolidated financial statements be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended February 28, 2023 and 2022.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

3. MATERIAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES (continued)

Investment in associate

The Company accounts for its investment, over which it has significant influence, as an investment in associate using the equity method, whereby the investment is initially recorded at cost, and subsequently adjusted to recognize the Company's share of earnings or losses from the associated company. The condensed interim consolidated statements of loss and comprehensive loss reflect the share of the net loss of the associated company from the acquisition date forward. Changes in the Company's interest in its associated company resulting in dilution gains or losses, are recognized in the condensed interim consolidated statements of loss and comprehensive loss.

The Company determines whether any objective evidence of impairment exists at each reporting date. If impaired, the carrying value of the investment is written down to its recoverable amount.

Accounting standards adopted during the period

The Company adopted the following new IFRS standard effective January 1, 2023. The nature and impact of the standard on the Company's consolidated annual audited financial statements is indicated below.

In February 2021, the IASB issued Disclosure of Accounting Policies (amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). IAS 1 is amended to require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy and clarify that information may be material because of its nature, even if the related amounts are immaterial. These amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023, and have not had a material impact on the Company's condensed interim consolidated financial statements nor are they expected to for the Company's annual financial statements.

Change in accounting policy for expiry of share-based payment arrangements

The Company previously had an accounting policy to reclassify to deficit any balance in reserves upon the expiry of share-based awards under a view that IFRS 2 does not preclude an entity from recognizing a transfer within equity (from one component to another) in the event of an expiration; however, IFRS 2 does not mandatorily require the Company to perform such reclassifications. The Company has determined not to reclassify reserves to deficit upon expiry for all share-based awards as management believes that the expiry of a fully vested equity instrument does not result in a gain to the entity and is more accurately reflected outside of deficit. Additionally, upon examining other accounting frameworks, specifically United States generally accepted accounting principles, a movement within equity for expired share-based awards is not permitted and further supports the Company's decision to no longer reclassify reserves to deficit.

As a result, in the current period, the Company has changed its existing policy for the expiry of share-based payments and will no longer reclassify such reserves to deficit upon expiry. The consolidated equity is not modified by this change in presentation. As per IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. As a result of the restatement, the deficit no longer includes the effects arising from the expiry of share-based payment awards which have been reclassified to reserves amounting to $1,157,471 during the year ending February 28, 2023 and $2,318,600 cumulatively to February 28, 2022.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

3. MATERIAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES (continued)

Judgements and estimates

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities as at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The results of estimates form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The key areas of judgement and estimation impacting these condensed interim consolidated financial statements are as follows:

Carrying value of exploration and evaluation assets

  The Company's exploration and evaluation assets represent its most significant asset on the statement of financial position. The Company's management applies its judgement, using facts and circumstances available at the time, to determine whether the exploration and evaluation asset value may be realized. For each of its projects, the Company reviews its right to the claims/concessions, future plans and exploration or development progress to determine if it should test the respective projects for impairment. There is significant judgement involved in determining if a project shows impairment indicators that may impact the carrying value of exploration and evaluation assets.

Valuation of share-based compensation awards

  Stock options are valued using the Black-Scholes option pricing model with inputs that can significantly impact the calculated value. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

Valuation of common shares and common share purchase warrants received from investment in Surge Battery Metals Inc. (note 7)

  The Company's investment in Surge Battery Metals Inc. (note 7) required the use of the Black-Scholes option pricing model to determine the initial value of the Surge common shares and common share purchase warrants. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

3. MATERIAL ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES (continued)

Accounting pronouncements not yet adopted

The Company has performed an assessment of new standards issued by the IASB that are not yet effective and has determined that any standards that have been issued would have no or very minimal impact on the Company's condensed interim consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

	November 30, 2023	February 28, 2023
	$	$
Cash held in banks	4,139,385	7,136,729
Redeemable guaranteed investment certificates	8,925,314	4,849,037
	13,064,699	11,985,766

The Company's cash and cash equivalents include an aggregate of $8,925,314 in redeemable guaranteed investment certificates ("GICs") including accumulated interest from Canadian financial institutions, which earn interest at rates ranging from 5.20% - 5.45% per annum and mature between July 31, 2024 and October 25, 2024.

The Company's GICs that are included in cash and cash equivalents are fully redeemable without a loss of accumulated interest.

5. GUARANTEED INVESTMENT CERTIFICATES

The Company has $4,021,803 (February 28, 2023 - $28,636,414) in a non-redeemable GIC including accumulated interest from a Canadian financial institution, which earns interest at 5.7% per annum and matures on October 28, 2024.

6. SHORT-TERM INVESTMENT

As part of the Company's strategic investment in Surge Battery Metals Inc.'s ("Surge") private placement (note 7), the Company was issued 13,400,000 common share purchase warrants ("Warrants"). The Warrants are financial assets carried at fair value through profit and loss ("FVTPL") and will be revalued at each reporting period end.

The following table provides a reconciliation of changes in the carrying value of the Warrants.

$
Balance, February 28, 2023	-
Allocated transaction value of Surge's Warrants (note 7)	2,297,143
Deferred gain on Warrants (note 7)	2,526,857
Fair value of Warrants at date of acquisition	4,824,000
Gain on short-term investment for period ended August 31, 2023	1,474,000
Loss on short-term investment for period ended November 30, 2023	(2,126,580)
(652,580)

Balance, November 30, 2023	4,171,420

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

6. SHORT-TERM INVESTMENT (continued)

The fair value of Surge's Warrants at November 30, 2023 was determined using the following inputs:

November 30, 2023
Expected volatility	123%
Risk-free interest rate	4.11%
Spot Price	0.47
Exercise Price	0.55
Time to expiration	2.52 years
Dividend yield	Nil

7. INVESTMENT IN SURGE BATTERY METALS INC.

On June 9, 2023, the Company completed a strategic investment in Surge, a company incorporated in Canada, whose principal business activity is the acquisition, exploration and development of mineral properties in Nevada. The Company, through a combination of its shareholding and its board representation, has significant influence over Surge, and therefore accounts for the investment using the equity method.

Surge closed the first tranche of a non-brokered private placement financing by issuing 13,400,000 units ("Units") at a price of $0.40 per Unit to the Company for a total transaction value of $5,360,000. Each Unit consists of one common share and one Warrant exercisable at $0.55 per Warrant for a period of three years from the date of issuance, and were subject to a 4-month hold.

The allocation of the transaction value to the Surge common shares and Warrants at June 9, 2023 was determined based on the relative fair values of each asset, $3,062,857 and $2,297,143, respectively, both calculated using the Black-Scholes option pricing model and reflecting the 4-month hold period.

Surge's common shares and warrants were valued at June 9, 2023, using the following Black-Scholes assumptions:

	Common Shares	Warrants
	4-month hold
Expected volatility	102%	132%
Risk-free interest rate	4.08%	4.08%
Spot Price(1)	0.62	0.48
Exercise Price	0.62	0.55
Time to expiration	4 months	3 years
Dividend yield	Nil	Nil

(1) The spot price for the Warrants was based on the market price of Surge's common shares, less a discount to reflect the 4-month hold period.

The Company determined that the fair value of Surge's Warrants acquired was $4,824,000 at June 9, 2023. Since the fair value of this financial instrument exceeded the Unit offering's allocated transaction value of $2,297,143, and the fair value is not based solely on observable inputs, $2,526,857 was recorded as a deferred gain, which will be recognized over the three-year life of the Warrants. The fair value of the Warrants will be determined at each reporting date, and gains or losses on the fair value changes will be recognized in the statements of loss and comprehensive loss each period.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

7. INVESTMENT IN SURGE BATTERY METALS INC. (continued)

For the nine months ended November 30, 2023 the Company recognized $421,143 (November 30, 2022 - $nil) of the deferred gain. The Company determined that the fair value of the Surge Warrants at November 30, 2023 was $4,171,420 (February 28, 2023 - $nil) and therefore recognized an unrealized loss of $652,580 for the nine months ended November 30, 2023 (November 30, 2022 - $nil).

Due to the fact that Surge's financial statements are typically not publicly available at the time the Company files its financial statements, the share of Surge's results are recognized using a reporting period which is two months prior to that of the Company.

$
Balance, February 28, 2023	-
Allocated transaction value of Surge's common shares	3,062,857
Share of loss for the one-month period ended June 30, 2023 (1)	(60,878)
Share of loss for the three-month period ended September 30, 2023 (1)	(457,667)
Dilution loss on investment in Surge (2)	(366,179)
Balance, November 30, 2023	2,178,133

(1) Since the investment in Surge was purchased on June 9, 2023, the share of Surge's loss is only calculated from the date of acquisition to September 30, 2023.

(2) The Company's investment in Surge represented 9.73% of the outstanding share capital of Surge, decreasing to 8.59% by the end of the current period which resulted in a dilution loss of $366,179.

The trading price of Surge's common shares on November 30, 2023 was $0.47. The quoted market value of the investment in Surge was $6,298,000.

Surge's loss and comprehensive loss for the periods is as follows:

	Three months ended	Three months ended
	September 30, 2023	September 30, 2022
Comprehensive loss for the period (per Surge Financial Statements)	(3,331,479)	(167,830)
Exploration & evaluation expenditures	(1,999,569)	(356,860)
Comprehensive loss for the period (in ccordance with ALC's accounting policies)	(5,331,048)	(524,690)

Select information from Surge's statements of financial position is as follows:

	September 30, 2023	December 31, 2022
Current assets	9,567,887	1,149,033
Non-current assets (per Surge Financial Statements)	6,400,320	3,478,195
Exploration & evaluation expenditures	(4,106,493)	(1,697,883)
Non-current assets (In accordance with ALC's
accounting policies)	2,293,827	1,780,312
Current liabilities	787,310	199,683

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

7. INVESTMENT IN SURGE BATTERY METALS INC. (continued)

Surge's statements of financial position and statements of loss and comprehensive loss for the period have been adjusted to align Surge's accounting policies with the Company's, specifically relating to the accounting of exploration and evaluation expenditures.

The Company was appointed as an advisor by Surge to assist in the exploration and development of Surge's Nevada North Lithium project. The Company has received an upfront fee of $240,000 from Surge in relation to the advisory engagement which covers a period of 12 months starting on June 9, 2023. For the nine months ended November 30, 2023, the Company recognized $120,000 of revenue related to the advisory engagement and $120,000 of deferred revenue remained on the Company's statement of financial position.

8. RECLAMATION DEPOSITS

Reclamation deposits of $593,533 (February 28, 2023 - $594,713) as at November 30, 2023, consisted of a bond recorded at cost and held as security by the State of Nevada, with regard to certain exploration properties described in note 11.

9. PROPERTY AND EQUIPMENT

	Computer	Furniture	Ranch	Leasehold
	Equipment	Equipment	Equipment	Improvement	Total
	$	$	$	$	$
Cost:
Balance, February 28, 2022	12,960	15,957	-	30,959	59,876
Additions	7,884	9,777	-	-	17,661
Balance, February 28, 2023	20,844	25,734	-	30,959	77,537
Additions	2,529	-	226,088	-	228,617
Balance, November 30, 2023	23,373	25,734	226,088	30,959	306,154

Depreciation:
Balance, February 28, 2022	4,108	3,933	-	2,064	10,105
Depreciation for the year	5,973	3,382	-	6,192	15,547
Balance, February 28, 2023	10,081	7,315	-	8,256	25,652
Depreciation for the period	5,367	2,763	24,434	4,643	37,207
Balance, November 30, 2023	15,448	10,078	24,434	12,899	62,859

Net book value:
As at February 28, 2023	10,763	18,419	-	22,703	51,885
As at November 30, 2023	7,925	15,656	201,654	18,060	243,295

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

10. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has two leases: one for an office space in Vancouver, Canada and another for an office space in Nevada, USA.

Right-of-Use Assets

Office Leases
$
Cost:
Balance, February 28, 2022	304,438
Foreign exchange adjustment	8,277
As at February 28, 2023	312,715
ROU asset adjustment	(3,952)
Foreign exchange adjustment	(11,276)
As at November 30, 2023	297,487

Accumulated Depreciation:
Balance, February 28, 2022	25,077
Depreciation for the year	76,519
Foreign exchange adjustment	2,291
As at February 28, 2023	103,887
Depreciation for the period	54,707
Foreign exchange adjustment	(4,877)
As at November 30, 2023	153,717

Net book value:
As at February 28, 2023	208,828
As at November 30, 2023	143,770

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

10. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Total lease liabilities

$
As at February 28, 2022	284,859
Lease payments	(84,318)
Finance charge	28,751
Foreign exchange adjustment	(3,003)
As at February 28, 2023	226,289
Lease payments	(69,145)
Finance charge	18,114
Lease liability adjustment	(3,952)
Foreign exchange adjustment	(245)
171,061
Less: current portion of lease liability	(82,961)
As at November 30, 2023	88,100

The lease liabilities were discounted at a discount rate of 12%.

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Year	$
Fiscal 2024	24,756
Fiscal 2025	87,004
Fiscal 2026	51,443
Fiscal 2027	34,961

11. EXPLORATION AND EVALUATION ASSETS

		Nevada	Falchani	Macusani
	TLC Project	Option	Project	Project	Total
	$	$	$	$	$
Balance, February 28, 2022	25,273,612	-	93,737,781	16,534,354	135,545,747

Additions:
Acquisition costs	5,056,899	-	5,152,130	-	10,209,029
Royalty Buyback	4,503,000	-	-	-	4,503,000
Balance, February 28, 2023	34,833,511	-	98,889,911	16,534,354	150,257,776
Additions:
Acquisition costs	-	201,645	-	-	201,645

Balance, November 30, 2023	34,833,511	201,645	98,889,911	16,534,354	150,459,421

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

11. EXPLORATION AND EVALUATION ASSETS (continued)

TLC Lithium Project ("TLC Project") - Nevada, USA

In August 2018, the Company purchased a series of unpatented lode mining claims located in Nye County, Nevada, USA, from Nevada Alaska Mining Co., Inc. ("TLC Royalty Holder"). The TLC Project was subject to an overriding 2.5% gross royalty, however, as at February 28, 2023, the royalty had been bought back in full.

The Company made the following payments for the TLC Project in during the year ended February 28, 2023:

  June 2022 - the Company paid cash of $4,083,681 to acquire certain privately held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company's TLC Project.
  January 2023 - the Company issued 950,000 common shares of the Company at a fair value of $4,503,000 to buy back the remaining one percent (1%) gross overriding royalty on the Company's wholly owned TLC Project.
  January 2023 - the Company issued 200,000 common shares of the Company at a fair value of $946,000 to acquire eight lode mining claims located in Nye County, Nevada, contiguous to the TLC Project through the acquisition of Maran Ventures Ltd.

Option - Nevada, USA

During August 2023, the Company entered into an option and right-of-first refusal to purchase a property with certain water rights for $201,645, expiring in 3 years.

Falchani Lithium Project ("Falchani Project"), Macusani Uranium Project ("Macusani Project") - Puno, Peru

Following the acquisition in May 2021 of Plateau and its Peruvian subsidiary, Macusani SAC, the Company holds title, or has court injunctions preserving title, on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

In June 2022, the Company entered into a mining rights transfer agreement to acquire additional concessions in Southern Peru, close to the Company's Falchani Project. The Company paid $517,130 and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor.

32 of the 174 Falchani Project and Macusani Project concessions now held by the Company's subsidiaries Macusani Yellowcake and Macusani Uranium, have been subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani Yellowcake's title to the 32 concessions invalid due to late receipt of the annual validity payment. On November 15, 2023 the Superior Court of Peru unanimously upheld the prior ruling of the lower court in favour of the Company in relation to those 32 concessions which clearly established that Macusani Yellowcake is the rightful owner of these concessions and highlights that the action launched by INGEMMET and MINEM was baseless and unsubstantiated. On December 29, 2023 the Company announced that INGEMMET and MINEM have petitioned the Supreme Court in a final attempt to reverse the ruling. If the petition is successful, Macusani Yellowcake's title to the 32 concessions could be revoked. The Company will continue to take all necessary actions, and pursue all available legal options, to defend its interests.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 10% of the issued shares of the Company.

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 28, 2022	14,339,775	2.00
Granted	1,800,000	4.10
Exercised	(3,442,589)	1.32
Cancelled/Expired	(717,970)	2.67
Balance, February 28, 2023	11,979,216	2.47
Granted	75,000	2.73
Exercised	(540,600)	1.47
Forfeited	(85,000)	4.85
Cancelled/Expired	(409,850)	3.53
Balance, November 30, 2023	11,018,766	2.46

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL (continued)

Stock options (continued)

As at November 30, 2023, the following options were outstanding and exercisable:

Number of options	Number of options
outstanding	exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
166,750	166,750	2.24	0.40	23-Apr-24
200,000	200,000	0.25	1.19	04-Feb-25
1,729,167	1,729,167	1.28	1.80	17-Sep-25
51,515	51,515	1.03	2.03	09-Dec-25
5,758,334	5,758,334	2.17	2.53	10-Jun-26
1,323,000	1,323,000	3.63	3.22	16-Feb-27
100,000	100,000	2.74	3.58	29-Jun-27
250,000	250,000	1.91	3.60	04-Jul-27
150,000	150,000	2.14	3.85	04-Oct-27
1,215,000	809,996	4.85	4.18	02-Feb-28
75,000	25,000	2.73	4.64	18-Jul-28
11,018,766	10,563,762

During the nine months ended November 30, 2023, the Company recorded share-based  compensation of $2,439,399 (November 30, 2022 - $4,269,553) in relation to stock options.

During the nine months ended November 30, 2023, the weighted average fair value of stock options granted was $2.09 per stock option (November 30, 2022 - $1.58). Weighted average assumptions used in the Black-Scholes option pricing model for stock options granted during the nine months ended November 30, 2023 and 2022 were as follows:

	Nine months ended
	November 30, 2023	November 30, 2022
Exercise price	2.73	2.32
Expected volatility	101.12%	108.45%
Risk-free interest rate	3.76%	3.15%
Forfeiture rate	3.64%	3.03%
Expected life	5 years	5 years
Dividend yield	Nil	Nil

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL (continued)

Restricted share units

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company's issued shares reserved for issuance for restricted share units ("RSUs") under the incentive plan. Upon vesting, at the Company's discretion, the holder of an RSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of RSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company. As of November 30, 2023, all RSUs granted are equity settled and vest over a 2-year period.

The fair value of RSUs granted during the nine months ended November 30, 2023 was $2.71 per RSU (November 30, 2022 - $2.01 per RSU).

During the nine months ended November 30, 2023, the Company recorded share-based compensation of $8,410,376 (November 30, 2022 - $4,055,760) in relation to the RSUs.

RSU transactions are summarized as follows:

Number of RSUs
Balance, February 28, 2022	2,900,000
Granted	2,795,000
Balance, February 28, 2023	5,695,000
Granted	75,000
Forfeited	(40,000)
Balance, November 30, 2023	5,730,000

A summary of changes of RSUs outstanding is as follows:

Number of RSUs	Remaining life	Vesting Date
	(years)
2,900,000	0.22	February 16, 2024
225,000	0.60	July 4, 2024
150,000	0.85	October 4, 2024
2,380,000	1.18	February 2, 2025
75,000	1.64	July 18, 2025
5,730,000

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL (continued)

Performance share units

In February 2022, the Company adopted an incentive plan for its directors, officers, and employees, under which it is authorized to grant a maximum of 5% of the Company's issued shares reserved for issuance for Performance share units ("PSUs") under the incentive plan. Upon vesting, at the Company's discretion, the holder of a PSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of PSUs granted to any one recipient in a 12-month period is limited to 2% of the issued shares of the Company. As of November 30, 2023, all granted PSUs are equity settled.

In February 2023, the Company issued 2,000,000 PSUs to various directors, officers, employees, and consultants of the Company. These 2,000,000 PSUs will vest upon a change of control or disposition of a controlling interest in one of the Company's core assets. These PSUs were granted with a fair value of $9,440,000 which is being recorded over an estimated life of 5 years.

During the nine months ended November 30, 2023, the Company recorded share-based compensation of $1,573,333 (November 30, 2022 - $nil) in relation to the PSUs.

PSU transactions are summarized as follows:

Number of PSUs
Balance, February 28, 2022	-
Granted	2,000,000
Balance, February 28 and November 30, 2023	2,000,000

Warrants

During the nine months ended November 30, 2023, the Company issued 10,150 warrants in relation to the exercise of Plateau's warrants.

During the year ended February 28, 2023, the Company issued 82,650 warrants in relation to the exercises of Plateau's warrants.

A summary of changes of warrants outstanding is as follows:

		Weighted average
	Warrants	exercise price
		$
Balance, February 28, 2022	28,792,928	3.18
Issued	82,650	3.00
Exercised	(2,966,282)	3.15
Balance, February 28, 2023	25,909,296	3.18
Issued	10,150	3.00
Exercised	(26,234)	1.75
Expired	(5,791,893)	4.00
Balance, November 30, 2023	20,101,319	2.95

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

12. SHARE CAPITAL (continued)

Warrants (continued)

Details of common share purchase warrants outstanding as at November 30, 2023 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date
	$	(years)
2,956,250	3.00	0.41	April 29, 2024
16,507,608	3.00	0.45	May 11, 2024
378,533*	1.379	0.41	April 27, 2024
253,905*	1.379	0.45	May 12, 2024
5,023*	1.379	0.45	May 13, 2024
20,101,319

*Upon the exercise of each of these warrants, the holder will receive one common share and one-half share purchase warrant, each full warrant exercisable until May 11, 2024 at $3.00.

13. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

	Three months ended		Nine months ended
		November 30		November 30
	2023	2022	2023	2022
	$	$	$	$
Exploration and evaluation expenditures	-	39,770	-	254,242
Management fees	516,750	393,713	1,550,250	1,222,667
Share-based compensation	2,444,463	1,314,440	8,367,534	4,419,070
	2,961,213	1,747,923	9,917,784	5,895,979

As at November 30, 2023, the Company owed $64,050 (February 28, 2023 - $4,608) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses which is included in accounts payable and accrued liabilities.

Transactions with Surge, which is deemed to be a related party, have been disclosed in note 7.

These transactions were in the normal course of operations.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

14. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders' equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company's investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company's management of capital during the nine months ended November 30, 2023.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, GICs, short-term investments, amounts receivable, accounts payable and accrued liabilities and lease liabilities. As at November 30, 2023, the Company classifies its short-term investment as FVTPL and its remaining financial instruments at amortized cost. For financial instruments at amortized cost, their carrying values approximate their fair values because of their current nature. The carrying value of the Company's lease liabilities is measured at the present value of the discounted future cash flows.

The Company classifies financial instruments carried at fair value according to the following hierarchy based on the amount of observable inputs used to value the financial instrument:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data. The Company's Surge Warrants (short-term investment) is classified under Level 3.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company's financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and GICs. The cash and cash equivalents and GICs are held at Canadian financial institutions and the Company considers the credit risk to be minimal.

The Company's maximum exposure to credit risk is as follows:

	November 30,	February 28,
	2023	2023
	$	$
Cash and cash equivalents	13,064,699	11,985,766
Guaranteed investment certificates	4,021,803	28,636,414
	17,086,502	40,622,180

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they come due. The Company's financial liabilities are comprised of accounts payable and accrued liabilities. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Liquidity risk is assessed as low.

The following table summarizes the Company's outstanding financial liabilities.

	November 30,	February 28,
	2023	2023
	$	$
Accounts payable and accrued liabilities	1,992,266	1,663,785
Lease liabilities	171,061	226,289

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at November 30, 2023, the Company had foreign currency net assets of $6,546,468. A 10% fluctuation in the foreign exchange rate of foreign currencies against the Canadian dollar would result in a foreign exchange gain/loss of approximately $654,647.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended November 30, 2023 and 2022 (Expressed in Canadian Dollars – unaudited)

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Price Risk

Price risk is the risk that assets or liabilities carried at fair value or future cash flows of a financial instrument will fluctuate because of changes in market conditions.

The Company's maximum exposure to price risk on its short-term investment is as follows:

		November 30,		February 28,
		2023		2023
	$		$
Level 3		4,171,420		-

During the nine months ended November 30, 2023, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

16. SEGMENTED INFORMATION

The Company has one reportable segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information on the Company's non-current assets is as follows:

November 30, 2023	Canada	USA		Peru		Total
	$	$		$		$
Exploration and evaluation assets	-	35,035,156		115,424,265		150,459,421
Other non-current assets	2,330,062	828,669		-		3,158,731
Total non-current assets	2,330,062	35,863,825		115,424,265		153,618,152

February 28, 2023	Canada	USA		Peru		Total
	$	$	$	$	$	$
Exploration and evaluation assets	-	34,833,511		115,424,265		150,257,776
Other assets	785,248	70,178		34,023		889,449
Total non-current assets	785,248	34,903,689		115,458,288		151,147,225

17. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	Three months ended		Nine months ended
	November 30		November 30
	2023	2022	2023	2022
	$	$	$	$
Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	-	4,635,000	-	4,635,000
Reclassification of stock options exercised	-	225,332	561,349	1,369,661
Reclassification of warrants exercised	-	230,782	33,556	230,782